Filed by Alcan Inc.
                          Pursuant to Rule 425 under the Securities Act of 1933,
                             as amended, and deemed filed pursuant to Rule 14d-2
                             of the Securities Exchange Act of 1934, as amended.

                                                  Subject Company: Pechiney
                                                   Registration Statement No. 333-106851
                                                              Date: October 31, 2003

Further Information

Alcan has filed with the Securities and Exchange Commission (the "SEC") a registration statement to register the Alcan Common Shares to be issued in the proposed U.S. offer, including related tender/exchange offer materials. Investors and holders of Pechiney securities are urged to read the registration statement and related tender/exchange offer materials and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain important information. Investors and holders of Pechiney securities may obtain a free copy of the registration statement and related tender/exchange offer materials and other relevant documents at the SEC's Internet web site at www.sec.gov. The transaction-related documents have been mailed to holders of Pechiney securities. Additional copies of the transaction-related documents may be obtained at Alcan's expense by contacting the Information Agent for the offers, D.F. King & Co., Inc., toll-free at 1-800-488-8035 (North America), 0-800-90-2614 (France), 0-800-389-7892 (U.K.) or (44) 20-7920-9700 (collect in Europe).

This communication is for informational purposes only. It shall not constitute an offer to purchase or buy or the solicitation of an offer to sell or exchange any securities of Pechiney, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The solicitation of offers to buy Alcan Common Shares will only be made pursuant to the prospectus and related materials that have been mailed to holders of Pechiney securities.

The U.S. offer is only open to holders of Pechiney securities (other than Pechiney American Depositary Shares or ADSs) who are located in the United States and Canada and to all holders of Pechiney ADSs, wherever located. Alcan's separate French offer is not being made in the United States or Canada.

Forward-Looking Statements

Certain statements made in this communication are forward-looking statements. Although Alcan's management believes that the expectations reflected in such forward-looking statements are reasonable, readers are cautioned that these forward-looking statements by their nature involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. Many factors could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including those listed under "Cautionary Statement Concerning Forward-Looking Statements" and "Risk Factors" in the prospectus included in the registration statement we have filed with the SEC in connection with our proposed offer for certain securities of Pechiney. See the previous paragraphs for information about how you can obtain a free copy of the registration statement.

The following text constitutes excerpts from the website of ALCAN INC.'s relating to the Offer available at the following address: www.publicoffer-alcan.com/usa.htm

The website that you are entering contains information relating to Alcan's U.S. exchange offer for the outstanding securities of Pechiney (the "Offer"). The Offer has been registered with the U.S. Securities and Exchange Commission and is being made on the basis of Alcan's Prospectus, dated October 24, 2003 (the "Prospectus"), which contains detailed information about the Offer and about Alcan, including financial statements. An electronic copy of the Prospectus is available on this website. The Prospectus and the information incorporated by reference in the Prospectus may be also be obtained by calling D.F. King & Co., Inc., toll-free at (800) 488-8035. Neither this website nor any other information contained on this website is a part of that Prospectus.

The information on this website is not an offer to sell securities or the solicitation of an offer to buy securities, nor shall there be any offer or sale of securities in, any jurisdiction in which such offer or sale would be unlawful.

In order to access this website, you must certify that you are (i) a holder of Pechiney common shares, Pechiney Bonus Allocation Rights or Pechiney OCEANEs (obligations à option de conversion en actions nouvelles et/ou d'échange en actions existantes) located in the United States of America or Canada, or/and (ii) a holder of Pechiney American Depositary Shares.

If you cannot certify the above, you may consult the offer documents related to Alcan's French exchange offer for Pechiney's securities, available on Alcan's website for the French offer.

Yes, I agree

By checking this box I certify that I am either (i) a holder of Pechiney common shares, Pechiney Bonus Allocation Rights or Pechiney OCEANEs (obligations à option de conversion en actions nouvelles et/ou d'échange en actions existantes) located in the United States of America or Canada, or/and (ii) a holder of Pechiney American Depositary Shares

FURTHER INFORMATION

Alcan has filed with the Securities and Exchange Commission (the "SEC") a registration statement to register the Alcan Common Shares to be issued in the proposed U.S. offer, including related tender/exchange offer materials. Investors and holders of Pechiney securities are urged to read the registration statement and related tender/exchange offer materials and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain important information. Investors and holders of Pechiney securities may obtain a free copy of the registration statement and related tender/exchange offer materials and other relevant documents at the SEC's Internet web site at www.sec.gov. The transaction-related documents have been mailed to holders of Pechiney securities. Additional copies of the transaction-related documents may be obtained at Alcan's expense by contacting the Information Agent for the offers, D.F. King & Co., Inc., toll-free at 1-800-488-8035 (North America), 0-800-90-2614 (France), 0-800-389-7892 (U.K.) or (44) 20-7920-9700 (collect in Europe).

This communication is for informational purposes only. It shall not constitute an offer to purchase or buy or the solicitation of an offer to sell or exchange any securities of Pechiney, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The solicitation of offers to buy Alcan Common Shares will only be made pursuant to the prospectus and related materials that have been mailed to holders of Pechiney securities.

The U.S. offer is only open to holders of Pechiney securities (other than Pechiney American Depositary Shares or ADSs) who are located in the United States and Canada and to all holders of Pechiney ADSs, wherever located. Alcan's separate French offer is not being made in the United States or Canada.

FORWARD-LOOKING STATEMENTS

Certain statements made in this communication are forward-looking statements. Although Alcan's management believes that the expectations reflected in such forward-looking statements are reasonable, readers are cautioned that these forward-looking statements by their nature involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. Many factors could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including those listed under "Cautionary Statement Concerning Forward-Looking Statements" and "Risk Factors" in the prospectus included in the registration statement we have filed with the SEC in connection with our proposed offer for certain securities of Pechiney. See the previous paragraphs for information about how you can obtain a free copy of the registration statement.

IMPORTANT ADDITIONAL INFORMATION

This site includes certain information concerning Pechiney and the combined business of Alcan and Pechiney. This information is subject to risks and uncertainties. We have based this information on publicly available information about Pechiney (primarily filings by Pechiney with the Securities and Exchange Commission and the French Commission des Opérations de Bourse). However, Pechiney has not granted Alcan access to Pechiney's books and records or any other non-public information regarding Pechiney and Alcan has no means of compelling such access. In addition, Pechiney's primary financial statements are prepared in accordance with generally accepted accounting principles ("GAAP") in France while Alcan's primary financial statements are prepared in accordance with Canadian GAAP. There are differences between Canadian and French GAAP, and it is not possible for us to prepare Canadian GAAP pro forma information without Pechiney's cooperation. The unaudited pro forma information included herein is prepared based on the limited US GAAP information that Pechiney discloses publicly. In these circumstances Alcan is not in a position to verify the Pechiney information or the pro forma information about the combined entity. Some of the information about Pechiney is based on good faith estimates by Alcan or industry sources that may be materially inaccurate. The pro forma information presented is not necessarily indicative of the operating results or financial condition that would have been achieved had Alcan's offer for Pechiney been completed during the periods or at the times presented, nor is this information necessarily indicative of future results or conditions of Alcan after it has acquired Pechiney. The pro forma information does not reflect the impact of synergies that Alcan expects to realize over time or the costs associated with the integration of operations necessary to achieve such synergies nor does it reflect the impact of significant divestitures that Alcan expects to undertake to complete in order to receive required clearances with antitrust regulators. Some of the risks associated with the information about Pechiney and the combined Alcan and Pechiney will be discussed under "Risk Factors" in the preliminary prospectus included in the registration statement that we intend to file with the SEC in connection with the proposed offer.

OUR OBJECTIVE

ALCAN & PECHINEY, BRINGING THE FUTURE CLOSER

The globalization of markets underscores the fact that there is strength in unity.
The friendly tender offer launched by Alcan for Pechiney is based on sound industrial logic.

By joining their respective strengths, Alcan and Pechiney will form a world leader in the aluminium and packaging industry.

The combined company will benefit from enhanced financial strength, broader technological resources and a diversified product portfolio.

In keeping with its social and industrial commitments, the Alcan Group invites you to take part in a project that has compelling value for all stakeholders.

Alcan and Pechiney already share a long history, as well as common professions, experiences and unique expertise.

Thus, by joining forces, Alcan and Pechiney will be in a position to optimize their know-how and reinforce a policy of innovation that is key to a strategy of sustainable development. Moreover, the undeniable industrial and geographic compatibility of these two groups in Europe and North America holds forth the promise of solid growth for the combined entity.

The organization of the combined company will take into account the respective areas of excellence of both groups. The company's worldwide headquarters for its packaging and aerospace operations and engineered products will be located in France, which will also be the site of the European headquarters for its primary aluminum and smelting operations. France will also be the future home of the company's global centre for the development of new cell technology for primary aluminum.

Finally, Alcan and Pechiney are already joined by their strong commitment to values such as integrity, responsibility, confidence, transparency and teamwork. These are all values that Alcan will henceforth place in the service of a shared ambition, of a project that creates value for the company, its customers, partners, employees and shareholders.

MESSAGE FROM THE PRESIDENT

On July the 7th, I announced an initiative to combine Alcan with Pechiney through a public offer. This is an exceptional opportunity to create value for our shareholders, to enhance our ability to serve our customers and to offer exciting career opportunities for our employees. This offer is the best opportunity to grow the company and position it for a strong and prosperous future.

The size and scale of the combined company would be significantly greater, with 88,000 employees in over 50 countries and 2002 pro forma sales of $23.9 billion. It would allow us to have the most sustainable low-cost position in primary aluminum, an enhanced product portfolio, and a world leadership in core smelter technology. It would also give us a global leadership position in flexible packaging, with a complementary product and geographic mix.

In joining our respective strengths and creating an even stronger company, we would be armed with the best skills to address future challenges.

Sincerely,

Travis Engen
President and Chief Executive Officer

BUILDING A LEADER

The combined company
88,000 employees
More than 300 facilities
Located in over 50 countries
With revenues of US$25 billion

Expected benefits of the transaction
The combined company will benefit from the pooling of technological expertise, customer knowledge and know-how in all of its business groups and markets.

1.Bauxite, Alumina and Specialty Chemicals
Alcan will benefit from a doubling of its ownership in Queensland Alumina Ltd., the largest and one of the lowest cost aluminum producers in the world. The Company will also benefit from the ability to extend and improve its alumina production technology.

2.Primary aluminum
Alcan expects to benefit from the combined entity's larger low-cost position and opportunities for low-cost growth in primary aluminum production based on, among other things, increased opportunities to sustain and enhance Pechiney's strong position in new cell, high-amperage smelting technology and to extend its implementation.

3.Rolled products
The addition of Pechiney's fabrication operations will provide Alcan with opportunities to participate, with a strong global position, in the specialized and strategic aerospace market and increase productivity through global implementation of best practices and the usage of the world-class rolling technologies of both companies.

4.Engineered Products
The addition of Pechiney's operations in engineered products will enable Alcan to better serve the expanding demand for aluminum applications in the automotive industry, in both North America and Europe.

5.Packaging
The combination of Alcan's and Pechiney's flexible and specialty packaging businesses will create one of the largest packaging companies in the world with a leading position in flexible packaging, complementary market positions in North America and Europe, and a strong range of value-added products.

6.Technology
Following the transaction, Alcan intends to continue to support Pechiney's technology facilities with continued and enhanced investments to further develop its world leading technologies, particularly in aluminum smelting. Specifically, Alcan plans to retain and enhance Pechiney's research and development capabilities in France, where it has established and nurtured a recognized global center of excellence.

Alcan Alumina refining Smelter - Cell efficiency Automotive Rolling Packaging Composites	Pechiney Alumina refining Smelter - High amperage cell (AP-30, AP-50) Aerospace Packaging	Together Strong technological base Sharing best practices & knowhow More efficient investments